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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A (RULE 13d-101)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

SIRNA THEURAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

829669100

(CUSIP Number)

Oxford Bioscience Partners IV L.P.

mRNA Fund II L.P.

222 Berkeley Street, Suite 1650

Boston, Massachusetts 02116

(617-357-7474)

with a copy to:

Warren T. Lazarow

Sam Zucker

O’Melveny & Myers LLP

990 Marsh Road

Menlo Park, California 94025

(650) 473-2600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 21, 2003

(Date of Event which Requires Filing of this Statement)

             If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box [   ].

             The information required on the remainder of this cover page shall not be deemed to be  “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 829669100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). OXFORD BIOSCIENCE PARTNERS IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 24,990,846(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,774,674(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,990,846(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A [ ]

13.	Percent of Class Represented by Amount in Row (11) 77.3%(1)

14.	Type of Reporting Person (See Instructions) PN

(1) See Item 5

CUSIP No. 762567105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MRNA FUND II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 24,990,846(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,774,674(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,990,846(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A [ ]

13.	Percent of Class Represented by Amount in Row (11) 77.3%(1)

14.	Type of Reporting Person (See Instructions) PN

(1) See Item 5

CUSIP No. 762567105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). OBP MANAGEMENT IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 24,990,846(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,774,674(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,990,846(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A [ ]

13.	Percent of Class Represented by Amount in Row (11) 77.3%(1)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 762567105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JEFRREY T. BARNES

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 24,990,846(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,774,674(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,990,846(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A [ ]

13.	Percent of Class Represented by Amount in Row (11) 77.3%(1)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 762567105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MARK P. CARTHY

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 24,990,846(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,774,674(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,990,846(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A [ ]

13.	Percent of Class Represented by Amount in Row (11) 77.3%(1)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 762567105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JONATHAN J. FLEMING

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 24,990,846(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,774,674(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,990,846(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A [ ]

13.	Percent of Class Represented by Amount in Row (11) 77.3%(1)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 762567105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MICHAEL E. LYTTON

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 24,990,846(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,774,674(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,990,846(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A [ ]

13.	Percent of Class Represented by Amount in Row (11) 77.3%(1)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 762567105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ALAN G. WALTON

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 24,990,846(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,774,674(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,990,846(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A [ ]

13.	Percent of Class Represented by Amount in Row (11) 77.3%(1)

14.	Type of Reporting Person (See Instructions) IN

The following constitutes the Amendment No. 2 to Schedule 13D filed by the undersigned (the "Schedule 13D/A"). The Schedule 13D is amended and restated as follows:
Item 1.	Security and Issuer

(a)           The class of equity securities to which this statement relates is common stock, par value $0.01 per share (the "Common Stock"), of Sirna Therapeutics, Inc. (formerly known as Ribozyme Pharmaceuticals, Inc.), a Delaware corporation (the "Issuer" or "Sirna") and Common Stock issuable upon the exercise of warrants.

(b) The principal executive offices of the Issuer are located at 2950 Wilderness Place, Boulder, Colorado 80301.

Item 2.	Identity and Background

Set forth below is the following information with respect to the filing on this Schedule 13D/A:  (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws; and (f) citizenship.

(a)           Oxford Bioscience Partners IV L.P. ("Oxford IV") and mRNA Fund II L.P. ("MRNA II") (collectively, the "Funds"); OBP Management IV L.P. ("OBP IV") which is the sole general partner of Oxford IV and MRNA II; and Jeffrey T. Barnes ("Barnes"), Mark P. Carthy ("Carthy"), Jonathan J. Fleming ("Fleming"), Michael E. Lytton ("Lytton") and Alan G. Walton ("Walton") (collectively, the "General Partners") who are the general partners of OBP IV.  The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

(b)           The address of the principal business office of Oxford IV, MRNA II, OBP IV, Barnes, Carthy, Fleming and Lytton is 222 Berkeley Street, Suite 1650, Boston, Massachusetts 02116.  The address of the principal business office of Walton is 315 Post Rd. West, Westport, Connecticut 06880.

(c)           The principal business of Oxford IV and MRNA II is to invest in and assist growth-oriented businesses located principally in the United States.  The principal business of OBP IV is to manage the affairs of Oxford IV and MRNA II.  The principal business of each of the General Partners is to manage the affairs of OBP IV.

(d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)           During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or

State securities laws or finding any violation with respect to such laws.

(f) Each of Oxford IV, MRNA II and OBP IV is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

As described in Item 4 below, the Issuer completed a one for six reverse stock split of its outstanding capital stock prior to the closing of the transactions contemplated by that certain Common Stock and Warrant Agreement described below.  The share numbers reflected throughout this Schedule 13D/A reflect the one for six reverse stock split.  Pursuant to the Common Stock and Warrant Purchase Agreement among Sirna, Oxford IV, MRNA II and various other investors (the "Investors"), dated as of February 11, 2003 (the "Common Stock and Warrant Agreement"), Oxford IV purchased 3,916,928 shares of Sirna's Common Stock at a price of $1.98 per share for total consideration of $7,755,517.44, and MRNA II purchased 39,301 shares of Sirna's Common Stock at a price of $1.98 per share for total consideration of $77,815.98.  Under the terms of the Common Stock and Warrant Agreement, Oxford IV also received a warrant to purchase 810,315 shares of Common Stock at an exercise price of $2.52 per share, and MRNA II received a warrant to purchase 8,130 shares of Common Stock at an exercise price of $2.52 per share (collectively, the "Warrants").  The funds used by Oxford IV and MRNA II to acquire the Common Stock and the Warrants were obtained from their investment funds.

References to and descriptions of the Common Stock and Warrant Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Common Stock and Warrant Agreement, and the Form of Warrant issued under the Common Stock and Warrant Agreement included as Exhibits A and B, respectively, to this Schedule 13D/A, which are incorporated in their entirety in this Item 3.

Item 4.	Purpose of Transaction

Oxford IV and MRNA II have agreed to purchase the Common Stock and the Warrants for investment purpose and, through representation on the Issuer's board of directors, to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and the investment.

Pursuant to the Common Stock and Warrant Agreement, Sirna has agreed to cause a registration statement covering the Common Stock issued pursuant to the Common Stock and Warrant Agreement and the Common Stock issuable upon the exercise of the Warrants to be filed with the SEC no later than five days after the closing of the Common Stock and Warrant Agreement.  Sirna further agreed to use its best efforts to cause the registration statement to be declared effective under the Securities Act no later than five business days after receipt of notice of "no review" by the SEC or 90 days from the initial filing of such registration statement in the event of SEC review.

In connection with the transaction, three (3) Sirna board members have resigned.

At the closing, one (1) person designated by funds managed or advised by the Sprout Group, James Niedel, one (1) person designated by funds managed or advised by Oxford IV, Douglas Fambrough, and one (1) person designated by funds managed or advised by Venrock Associates, Bryan Roberts, were appointed as members of the board of directors of the Issuer.  The Sprout Group retains the right to appoint another director to the board of directors of the Issuer.  Sirna also agreed to use its best efforts to cause its compensation committee to have one (1) of the directors designated by funds managed or advised by the Sprout Group and the director designated by funds managed or advised by Venrock Associates as members and its nominating/governance committee to have one (1) of the directors designated by funds managed or advised by the Sprout Group, the director designated by funds managed or advised by Oxford IV and the director designated by funds managed or advised by Venrock Associates as members.   For so long as any designee of Oxford IV remains a member of the board of directors and as permitted by applicable law, then the compensation committee (except during periods in which the compensation committee contains a designee appointed by Venrock Associates) will include a designee of Oxford IV.  Some of the Investors entered into a voting agreement (the "Voting Agreement") agreeing to vote their shares to effect such elections for so long as such entities continue to hold specified percentages of the Issuer's Common Stock.

Prior to the closing, Sirna amended its charter to:

(1) effect a reverse stock split of Sirna's Common Stock whereby Sirna issued one (1) new share of Common Stock in exchange for six (6) shares of its outstanding Common Stock; and

(2)           allow any action required or allowed to be taken by the stockholders of Sirna at any annual or special meeting thereof to be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding Sirna stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Prior to the closing, Sirna amended its bylaws to provide the following:

(1) the board of directors will have seven (7) members;

(2)           the board of directors shall have an audit committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors;

(3)           the board of directors shall have a nominating committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors at least one (1) of whom must not be an affiliate of any investor.  The duties of the nominating committee will include recommending to the board of directors for approval the hiring and termination of any executive officer of Sirna, including the Chief Executive Officer and Chief Financial Officer, and nominating any new member of the board of directors; and

(4)           the board of directors shall have a compensation committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors, at least one (1) of whom must not be an affiliate of any investor.  The duties of the compensation committee will include authorizing the compensation of any executive officer, setting the number of shares reserved under Sirna's option pool, and setting employee compensation guidelines.

Sirna also agreed pursuant to the Common Stock and Warrant Agreement that after the closing, it would not, without the approval of a majority of the total number of directors then in office:

(1) authorize, offer, sell or issue any equity or debt securities of Sirna;

(2) incur indebtedness for borrowed money or guarantee or act as a surety for any debt which individually or in the aggregate is in excess of $500,000;

(3) grant a security interest in assets of Sirna which individually or in the aggregate have a value in excess of $500,000;

(4) sell, lease, sublease, license or otherwise transfer any of the rights, title and interest in any of its material intellectual property;

(5) purchase, license or otherwise acquire any of the rights, title or interest in any material intellectual property of any third party relating to pharmaceuticals or biologics;

(6) approve any annual business plan or budget or any material revisions thereto; or

(7) hire or terminate any executive officer of Sirna, including the Chief Executive Officer and Chief Financial Officer.

References to and descriptions of the Common Stock and Warrant Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Common Stock and Warrant Agreement and the Form of Warrant issued under the Common Stock and Warrant Agreement, included as Exhibits A and B, respectively, to this Schedule 13D/A, which are incorporated in their entirety in this Item 4.  References to and descriptions of the Voting Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Voting Agreement, included as Exhibit C to this Schedule 13D/A, which is incorporated in its entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) OBP IV is the general partner of Oxford IV and MRNA II. Oxford IV purchased 3,916,928 shares of the Issuer pursuant to the Common Stock and Warrant

Agreement. In addition, Oxford IV acquired a warrant to purchase 810,315 shares of the Issuer's Common Stock pursuant to the Common Stock and Warrant Agreement.

MRNA II purchased 39,301 shares of the Issuer pursuant to the Common Stock and Warrant Agreement.  In addition, MRNA II acquired a warrant to purchase 8,130 shares of the Issuer's Common Stock pursuant to the Common Stock and Warrant Agreement.

Under SEC rules, and by virtue of their relationship as affiliated limited partnerships and shared general partner (OBP IV), Oxford IV and MRNA II may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each partnership owns of record.  OBP IV, as the general partner of Oxford IV and MRNA II, may also be deemed to own beneficially the shares of Oxford IV and MRNA II.  OBP IV, Barnes, Carthy, Fleming, Lytton and Walton are general partners of OBP IV and accordingly may be deemed to own beneficially the shares held by Oxford IV and MRNA II.  Oxford IV, OBP IV, Barnes, Carthy, Fleming, Lytton and Walton expressly disclaim beneficial ownership of the shares that MRNA II acquired and MRNA II, OBP IV, Barnes, Carthy, Fleming, Lytton and Walton expressly disclaim beneficial ownership of the shares that Oxford IV acquired.

Pursuant to the Voting Agreement, OBP IV and MRNA II have agreed with certain of the Investors to vote their shares for certain nominees to the Issuer's board of directors.  OBP IV and MRNA II retain voting power with regard to all other matters.  Accordingly, the Funds may be deemed to be a Group, and thus may be deemed to share power to vote or direct the vote, and beneficially own an aggregate of 24,990,846 shares of the Issuer's Common Stock.  This includes 3,956,229 shares of the Issuer's Common Stock issued to the Funds pursuant to the Common Stock and Warrant Purchase Agreement, 818,445 shares of the Issuer's Common Stock issuable upon the exercise of warrants issued to the Funds pursuant to the Common Stock and Warrant Agreement, 16,750,842 shares of the Issuer's Common Stock issued to the other parties to the Voting Agreement pursuant to the Common Stock and Warrant Agreement and 3,465,330 shares of Common Stock issuable upon the exercise of warrants issued to the other parties to the Voting Agreement pursuant to the Common Stock and Warrant Agreement.  Collectively, the aggregate number of securities beneficially owned by the Funds and the other parties to the Voting Agreement, represents approximately 77.3% of the Issuer's outstanding Common Stock, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act.

These percentages are calculated based upon 32,339,453 shares of the Issuer's Common Stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of:  (a) 3,380,892 shares of the Issuer's Common Stock outstanding on February 11, 2003, as reported by the Issuer in its Schedule 14A as filed with the Securities and Exchange Commission on March 7, 2003 and adjusted for the one for six reverse stock split described in Item 4 above; (b) 3,956,229 shares of Common Stock issued to the Funds pursuant to the Common Stock and Warrant Agreement; (c) 818,445 shares of Common Stock issuable to the Funds upon exercise of the Warrants issued pursuant to the Common Stock and Warrant Agreement; (d) 20,286,196 shares of the Issuer's Common Stock issued to the other parties to the

Common Stock and Warrant Agreement; (e) 3,465,330 shares of Common Stock issuable upon the exercise of warrants issuable to the other parties to the Voting Agreement pursuant to the Common Stock and Warrant Agreement; and (f) 432,361 shares of the Issuer’s Common Stock issued upon conversion of the Issuer’s Series A Preferred Stock and Series B Preferred Stock.

Each of the Reporting Persons expressly disclaims beneficial ownership of the securities held of record by the other parties to the Voting Agreement except as described herein for the limited purpose of the Voting Agreement.

(b) Number of shares as to which each person named in paragraph (a) above has:

(i)            sole power to vote or to direct the vote: 0 shares for the Funds, OBP IV and the General Partners.  Each of the other parties to the Voting Agreement has represented to the Reporting Persons that it has sole power to vote or to direct the vote of 0 shares.

(ii)           shared power to vote or to direct the vote:  24,990,846 shares for the Funds, OBP IV and the General Partners.  Each of the other parties to the Voting Agreement has represented to the Reporting Persons that it has shared power to vote or to direct the vote of 24,990,846 shares.

(iii)          sole power to dispose or to direct the disposition of:  0 shares for the Funds, OBP IV and the General Partners.  Venrock Associates has represented to the Reporting Persons that it has sole power to dispose or to direct the disposition of 0 shares.  The Sprout Group has represented to the Reporting Persons that it has sole power to dispose or to direct the disposition of 13,917,666 shares.

(iv)          shared power to dispose or to direct the disposition of:  4,774,674 shares for the Funds, OBP IV and the General Partners.  Venrock Associates has represented to the Reporting Persons that it has shared power to dispose or to direct the disposition of 7,517,572 shares.  The Sprout Group has represented to the Reporting Persons that it has shared power to dispose or direct the disposition of 0 shares.

(c)           Except as set forth above, none of the Reporting Persons, nor the other parties to the Voting Agreement, to the knowledge of the Reporting Persons, has effected any transaction in the Common Stock in the last 60 days.

(d)           No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.

(e)           Each of Michael J. Brennan (“Brennan”) and Stella M. Sung (“Sung”) has ceased to be a general partner of OBP IV.  Accordingly, each of Brennan and Sung has ceased to own beneficially more than 5% of the outstanding Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.

To the best of the knowledge of Oxford IV and MRNA II, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

A.            Common Stock and Warrant Purchase Agreement dated as of February 11, 2003, by and among Sirna and the Investors. (Incorporated by reference to Exhibit 10.1 of Sirna’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

B.            Form of Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of February 11, 2003. (Incorporated by reference to Exhibit B to Exhibit 10.1 of Sirna’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

C.            Voting Agreement dated February 26, 2003, by and among certain of the investors (Incorporated by reference to Exhibit C to the Reporting Person’s Schedule 13D/A filed with the Commission on March 3, 2003).

D. Agreement regarding filing of joint Schedule 13D/A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OXFORD BIOSCIENCE PARTNERS IV L.P. by its General Partner, OBP MANAGEMENT IV L.P.

April 28, 2003
Date
/s/ Jonathan J. Fleming
Signature
Jonathan J. Fleming/General Partner
Name/Title

MRNA FUND II L.P. by its General Partner, OBP MANAGEMENT IV L.P.

April 28, 2003
Date
/s/ Jonathan J. Fleming
Signature
Jonathan J. Fleming/General Partner
Name/Title

OBP MANAGEMENT IV L.P.

April 28, 2003
Date
/s/ Jonathan J. Fleming
Signature
Jonathan J. Fleming/General Partner
Name/Title

April 28, 2003
Date
/s/ Jeffrey T. Barnes
Signature
Jeffrey T. Barnes
Name/Title

April 28, 2003
Date
/s/ Mark P. Carthy
Signature
Mark P. Carthy
Name/Title

April 28, 2003
Date
/s/ Jonathan J. Fleming
Signature
Jonathan J. Fleming
Name/Title

April 28, 2003
Date
/s/ Michael E. Lytton
Signature
Michael E. Lytton
Name/Title

April 28, 2003
Date
/s/ Alan G. Walton
Signature
Alan G. Walton
Name/Title

EXHIBIT INDEX

A.            Common Stock and Warrant Purchase Agreement dated as of February 11, 2003, by and among Sirna and the Investors. (Incorporated by reference to Exhibit 10.1 of Sirna’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

B.            Form of Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of February 11, 2003. (Incorporated by reference to Exhibit B to Exhibit 10.1 of Sirna’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

C.            Voting Agreement dated February 26, 2003, by and among certain of the Investors (Incorporated by reference to Exhibit C to the Reporting Person’s Schedule 13D/A filed with the Commission on March 3, 2003).

D.            Agreement regarding filing of joint Schedule 13D/A.  (See pages 20-21)

Exhibit D

JOINT FILING UNDERTAKING

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agree that the Schedule 13D/A, and any amendments thereto, filed with respect to the beneficial ownership by the undersigned of the equity securities of Ribozyme Pharmaceuticals, Inc. is being filed on behalf of each of the undersigned.

Dated:  April 28, 2003.

OXFORD BIOSCIENCE PARTNERS IV L.P. by its General Partner, OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

MRNA FUND II L.P.
By its General Partner, OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

/s/ Jeffrey T. Barnes
Jeffrey T. Barnes

/s/ Mark P. Carthy
Mark P. Carthy

/s/ Jonathan J. Fleming
Jonathan J. Fleming

/s/ Michael E. Lytton
Michael E. Lytton

/s/ Alan G. Walton
Alan G. Walton